UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 9)

IGATE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

451 69U 10 5

(CUSIP Number)

Devora Har-Tuv

c/o Viscaria Limited

Lemesou, 77

Elia House

P.C. 2121, Nicosia, Cyprus

+972 3777-4416

Copies to:

Joshua N. Korff, Esq.

Srinivas S. Kaushik, Esq.

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Viscaria Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Cyprus
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 23,384,095
	9	Sole dispositive power 0
	10	Shared dispositive power 23,384,095
11	Aggregate amount beneficially owned by each reporting person 23,384,095
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 28.9%*
14	Type of reporting person (see instructions) CO

*	Based on 80,872,543 shares of common stock of the Issuer outstanding as of January 31, 2015 (as disclosed in the Form 10-K filed by the Issuer on February 9, 2015).

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII-A, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization England
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 5,559,556
	9	Sole dispositive power 0
	10	Shared dispositive power 5,559,556
11	Aggregate amount beneficially owned by each reporting person 5,559,556
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 6.9%*
14	Type of reporting person (see instructions) PN

*	Based on 80,872,543 shares of common stock of the Issuer outstanding as of January 31, 2015 (as disclosed in the Form 10-K filed by the Issuer on February 9, 2015).

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII-B, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization England
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,200,697
	9	Sole dispositive power 0
	10	Shared dispositive power 10,200,697
11	Aggregate amount beneficially owned by each reporting person 10,200,697
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 12.6%*
14	Type of reporting person (see instructions) PN

*	Based on 80,872,543 shares of common stock of the Issuer outstanding as of January 31, 2015 (as disclosed in the Form 10-K filed by the Issuer on February 9, 2015).

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII-1, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization England
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 260,962
	9	Sole dispositive power 0
	10	Shared dispositive power 260,962
11	Aggregate amount beneficially owned by each reporting person 260,962
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 0.3%*
14	Type of reporting person (see instructions) PN

*	Based on 80,872,543 shares of common stock of the Issuer outstanding as of January 31, 2015 (as disclosed in the Form 10-K filed by the Issuer on February 9, 2015).

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII GP L.P. Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 16,021,215
	9	Sole dispositive power 0
	10	Shared dispositive power 16,021,215
11	Aggregate amount beneficially owned by each reporting person 16,021,215
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 19.8%*
14	Type of reporting person (see instructions) OO

*	Based on 80,872,543 shares of common stock of the Issuer outstanding as of January 31, 2015 (as disclosed in the Form 10-K filed by the Issuer on February 9, 2015).

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII GP Co. Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 16,021,215
	9	Sole dispositive power 0
	10	Shared dispositive power 16,021,215
11	Aggregate amount beneficially owned by each reporting person 16,021,215
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 19.8%*
14	Type of reporting person (see instructions) OO

*	Based on 80,872,543 shares of common stock of the Issuer outstanding as of January 31, 2015 (as disclosed in the Form 10-K filed by the Issuer on February 9, 2015).

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VI-1, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization England
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,434
	9	Sole dispositive power 0
	10	Shared dispositive power 7,434
11	Aggregate amount beneficially owned by each reporting person 7,434
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 0.0%*
14	Type of reporting person (see instructions) PN

*	Based on 80,872,543 shares of common stock of the Issuer outstanding as of January 31, 2015 (as disclosed in the Form 10-K filed by the Issuer on February 9, 2015).

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VI-A, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization England
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,155,883
	9	Sole dispositive power 0
	10	Shared dispositive power 6,155,883
11	Aggregate amount beneficially owned by each reporting person 6,155,883
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 7.6%*
14	Type of reporting person (see instructions) PN

*	Based on 80,872,543 shares of common stock of the Issuer outstanding as of January 31, 2015 (as disclosed in the Form 10-K filed by the Issuer on February 9, 2015).

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VI GP L.P. Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,163,317
	9	Sole dispositive power 0
	10	Shared dispositive power 6,163,317
11	Aggregate amount beneficially owned by each reporting person 6,163,317
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 7.6%*
14	Type of reporting person (see instructions) OO

*	Based on 80,872,543 shares of common stock of the Issuer outstanding as of January 31, 2015 (as disclosed in the Form 10-K filed by the Issuer on February 9, 2015).

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VI GP Co. Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 6,163,317
	9	Sole dispositive power 0
	10	Shared dispositive power 6,163,317
11	Aggregate amount beneficially owned by each reporting person 6,163,317
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 7.6%*
14	Type of reporting person (see instructions) OO

*	Based on 80,872,543 shares of common stock of the Issuer outstanding as of January 31, 2015 (as disclosed in the Form 10-K filed by the Issuer on February 9, 2015).

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Guernsey (Holdco) PCC Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 23,384,095
	9	Sole dispositive power 0
	10	Shared dispositive power 23,384,095
11	Aggregate amount beneficially owned by each reporting person 23,384,095
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 28.9%*
14	Type of reporting person (see instructions) OO

*	Based on 80,872,543 shares of common stock of the Issuer outstanding as of January 31, 2015 (as disclosed in the Form 10-K filed by the Issuer on February 9, 2015).

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax US VII, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,199,563
	9	Sole dispositive power 0
	10	Shared dispositive power 1,199,563
11	Aggregate amount beneficially owned by each reporting person 1,199,563
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 1.5%*
14	Type of reporting person (see instructions) PN

*	Based on 80,872,543 shares of common stock of the Issuer outstanding as of January 31, 2015 (as disclosed in the Form 10-K filed by the Issuer on February 9, 2015).

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax US VII GP, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,199,563
	9	Sole dispositive power 0
	10	Shared dispositive power 1,199,563
11	Aggregate amount beneficially owned by each reporting person 1,199,563
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 1.5%*
14	Type of reporting person (see instructions) PN

*	Based on 80,872,543 shares of common stock of the Issuer outstanding as of January 31, 2015 (as disclosed in the Form 10-K filed by the Issuer on February 9, 2015).

CUSIP No. 451 69U 10 5

1	Names of reporting persons / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax US VII GP, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,199,563
	9	Sole dispositive power 0
	10	Shared dispositive power 1,199,563
11	Aggregate amount beneficially owned by each reporting person 1,199,563
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
13	Percent of class represented by amount in Row (11) 1.5%*
14	Type of reporting person (see instructions) CO

*	Based on 80,872,543 shares of common stock of the Issuer outstanding as of January 31, 2015 (as disclosed in the Form 10-K filed by the Issuer on February 9, 2015).

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 9 (“Amendment No. 9”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on February 11, 2011 (the “Original 13D”), as amended and supplemented by Amendment No. 1 to the Original 13D filed with the SEC on May 19, 2011 (“Amendment No. 1”), Amendment No. 2 to the Original 13D filed with the SEC on December 19, 2011 (“Amendment No. 2”), Amendment No. 3 to the Original 13D filed with the SEC on May 15, 2012 (“Amendment No. 3”), Amendment No. 4 to the Original 13D filed with the SEC on April 4, 2013 (“Amendment No. 4”), Amendment No. 5 to the Original 13D filed with the SEC on January 10, 2014 (“Amendment No. 5”), and Amendment No. 6 to the Original 13D filed with the SEC on April 28, 2014 (“Amendment No. 6”), Amendment No. 7 to the Original 13D filed with the SEC on September 29, 2014 (“Amendment No. 7”), and Amendment No. 8 to the Original 13D filed with the SEC on November 14, 2014 (“Amendment No. 8”, and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and this Amendment No. 9, the “Schedule 13D”) with respect to the Items and matters described below. The Schedule 13D was filed jointly on behalf of (i) Viscaria Limited, a private company limited by shares formed under the laws of Cyprus (“Investor”), (ii) Apax Europe VI-A, L.P. and Apax Europe VI-1, L.P. (collectively, the “Apax Europe VI Funds”), (iii) Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. (collectively, the “Apax Europe VII Funds”), (iv) Apax US VII, L.P. (the “Apax US Fund”), (v) Apax Europe VI GP L.P. Inc. and Apax Europe VI GP Co. Limited (collectively, the “Apax Europe VI Funds GPs”), (vi) Apax Europe VII GP L.P. Inc. and Apax Europe VII GP Co. Limited (collectively, the “Apax Europe VII Funds GPs”), (vii) Apax US VII GP, L.P. and Apax US VII GP, Ltd. (collectively, the “Apax US Fund GPs”) and (viii) Apax Guernsey (Holdco) PCC Limited (the entities in clauses (i) through (viii), collectively the “Reporting Persons”). Capitalized terms used in this Amendment No. 9 but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

On February 1, 2011 Investor acquired, in connection with the first closing (“First Closing”) pursuant to that certain Securities Purchase Agreement, dated January 10, 2011 (the “Purchase Agreement”), 210,000 shares of 8% Series B Convertible Participating Preferred Stock, no par value per share (the “Series B Preferred Stock”). On May 9, 2011 in connection with the Purchase Agreement, the Issuer and Investor completed a second closing (the “Second Closing”) pursuant to the terms of the Purchase Agreement at which the Issuer sold and issued to Investor an additional 120,000 shares of Series B Preferred Stock for an aggregate purchase price of $120 million. The Series B Preferred Stock was convertible into shares of common stock, par value $0.01 per share, of the Issuer (“Common Stock”) at an initial conversion price of $20.30. On November 4, 2014, Investor and the Issuer entered into that certain Conversion and Exchange Agreement (the “Conversion and Exchange Agreement”) pursuant to which Investor exercised its option to convert its 330,000 shares of Series B Preferred Stock into 21,730,290 shares of Common Stock, which conversion occurred on November 4, 2014 (the “Conversion and Exchange”). In connection with the Conversion and Exchange, the Issuer paid Investor an amount in cash equal to $80,000,000. The Common Stock is listed on the NASDAQ Stock Market under the symbol “IGTE”.

This Schedule 13D is being filed jointly on behalf of the Reporting Persons. A Joint Filing Undertaking among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1. As a result of the existing relationships described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). However, neither this filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, and the existence of any group is expressly disclaimed. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the other Reporting Persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each Reporting Person expressly disclaims beneficial ownership of securities held by any person or entity, except to the extent of such Reporting Person’s pecuniary interest therein.

Investor is a Cyprus private company and, as of the date of this Amendment No. 9, owns 23,384,095 shares of Common Stock and no shares of Series B Preferred Stock. All of the outstanding equity securities of Investor are owned by (a) Apax WW Nominees Ltd (an English company holding 23.8% of the outstanding equity securities of Investor as nominee for Apax Europe VII-A, L.P.), (b) Apax WW Nominees No. 2 Ltd (an English company holding 43.6% of the outstanding equity securities of Investor as nominee for Apax Europe VII-B, L.P.), (c) Apax Europe VII Nominees Ltd (an English company holding 1.1% of the outstanding equity securities of Investor as nominee for Apax Europe VII-1, L.P.), (d) Apax Europe VI Nominees Ltd (an English company holding 26.3% of the outstanding equity securities of Investor as nominee for Apax Europe VI-A, L.P.), (e) Apax Europe VI No. 2 Nominees Ltd (an English company holding 0.0% of the outstanding equity securities of Investor as nominee for Apax Europe VI-1, L.P.), and (f) Apax US VII Nominees Ltd (an English company holding 5.2% of the outstanding equity securities of Investor as nominee for the Apax US Fund). Each of the Apax Europe VI Funds and the Apax Europe VII Funds is constituted under English limited partnership law and domiciled in Guernsey. Each of the above named nominees (the “Nominees”) is an English company which maintains its registered address at 33 Jermyn Street, SW1Y 6DN London, United Kingdom. The registered address of Investor is Lemesou, 77 Elia House, P.C. 2121, Nicosia, Cyprus.

Apax Europe VI GP L.P. Inc., a Guernsey registered limited partnership, is the general partner of each of the Apax Europe VI Funds.

Apax Europe VI GP Co. Limited, a Guernsey incorporated company, is the general partner of Apax Europe VI GP L.P. Inc.

Apax Europe VII GP L.P. Inc., a Guernsey registered limited partnership, is the general partner of each of the Apax Europe VII Funds.

Apax Europe VII GP Co. Limited, a Guernsey incorporated company, is the general partner of Apax Europe VII GP L.P. Inc.

Apax US VII GP, L.P., a Cayman Islands exempted limited partnership, is the general partner of the Apax US Fund, a Cayman Islands exempted limited partnership.

Apax US VII GP, Ltd., a Cayman Islands exempted limited company, is the general partner of Apax US VII GP, L.P.

The principal objective of each of the Apax Europe VI Funds, the Apax Europe VII Funds and Apax US Fund is to achieve long-term capital growth through the provision of risk capital. The principal business of the Apax Europe VI Funds GPs and the Apax Europe VII Funds GPs is the management of investments and the general administration of the Apax Europe VI Funds and the Apax Europe VII Funds, respectively. The registered office address of the Apax Europe VI Funds, the Apax Europe VII Funds, the Apax Europe VI Funds GPs and the Apax Europe VII Funds GPs is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ. The registered office address of Apax US VII GP, Ltd., Apax US GP, L.P., and the Apax US Fund is P.O. Box 908GT, George Town, Grand Cayman, KY1–9002, Cayman Islands.

Apax Guernsey (Holdco) PCC Limited is a Guernsey protected cell company and is the sole beneficial owner of Apax Europe VI GP Co. Limited, Apax Europe VII GP Co. Limited and, as a result of a transfer of John F. Megrue’s 100% equity interests in Apax US VII GP, Ltd. to Apax Guernsey (Holdco) PCC Limited consummated on September 9, 2014, Apax US VII GP Ltd. Apax Guernsey (Holdco) PCC Limited maintains its principal office address at Third Floor Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ.

To the extent not provided in this Item 2, the name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons is set forth on Schedule A. None of the Reporting Persons nor, to the best of their knowledge, any of the entities or persons listed on Schedule A (as applicable) has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining such person or entity from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

Merger Agreement

On April 25, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cap Gemini S.A (“SA”), Capgemini North America, Inc. (“NA” and, together with SA, “Parent”) and Laporte Merger Sub, Inc., a wholly owned subsidiary of NA (“Merger Sub”).

Upon the terms and subject to the conditions set forth in the Merger Agreement, which has been unanimously approved by the Board of Directors (the “Board”) of the Issuer and by the boards of directors of SA, NA and Merger Sub, Merger Sub will merge with and into the Issuer (the “Merger”), whereupon the separate existence of Merger Sub will cease and the Issuer will be the surviving corporation and a wholly owned subsidiary of NA.

Upon the completion of the Merger, each outstanding share of Common Stock (other than shares owned by the Issuer as treasury stock or by Parent or Merger Sub) will be converted into the right to receive $48.00 in cash, without interest.

Consummation of the Merger is subject to certain customary conditions, including, among others, (a) receiving the required approval of the Issuer’s shareholders, which approval was effected on April 25, 2015, by written consent (the “Shareholder Consent”) of the Majority Shareholders (as defined below), (b) there being no applicable law, order, judgment or other legal restraint preventing or prohibiting the consummation of the Merger or imposing a Burdensome Condition (as defined in the Merger Agreement), (c) the expiration or termination of all applicable waiting periods and receipt of applicable antitrust approvals in the United States and certain non-U.S. jurisdictions, as well as Committee on Foreign Investment in the United States clearance, (d) 20 days having elapsed since the mailing to the Issuer’s shareholders of the definitive information statement with respect to such approval of the Merger Agreement, (e) the absence of certain proceedings to enjoin or prohibit the Merger under the antitrust laws of the United States or Canada; and (f) subject to specified materiality standards, the accuracy of the representations and warranties of the parties and compliance by the parties with the respective obligations under the Merger Agreement.

For a period of 30 days following receipt of the Shareholder Consent (the “Written Consent Period”), the Issuer may, upon receipt of a Superior Proposal (as defined in the Merger Agreement) furnish information with respect to the Issuer and participate in discussions and negotiations with any person making the Superior Proposal. In addition, during the Written Consent Period, the Issuer may, subject to complying with certain notice and other conditions set forth in the Merger Agreement, terminate the Merger Agreement to enter into a definitive agreement providing for a Superior Proposal.

The Merger Agreement contains certain other termination rights for each of the Issuer and Parent, including the right of each party to terminate the Merger Agreement if, other than in certain circumstances described in the Merger Agreement, the Merger has not been consummated by October 26, 2015.

If the Merger Agreement is terminated under certain circumstances, including (i) by the Issuer in order to enter into a definitive agreement providing for a Superior Company Proposal (as defined in the Merger Agreement) or (ii) by Parent as a result of a change in the recommendation of the Board that the Issuer’s shareholders approve the Merger Agreement, then the Issuer will be required to pay Parent a termination fee of $161,280,000.

The foregoing description of the Merger Agreement does not purport to be a complete description and is qualified in its entirety by the terms of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed on April 27, 2015, and is incorporated herein by reference.

Voting Agreement

Also on April 25, 2013, in connection with the execution of the Merger Agreement, Parent and Merger Sub entered into a voting agreement (the “Voting Agreement”) with the Investor, Ashok Trivedi, Sunil Wadhwani, and the other parties thereto, which collectively beneficially own 43,990,645 shares of Common Stock (the “Subject Shares”), representing approximately 54% of the outstanding Common Stock (each, a “Shareholder” and, collectively, the “Majority Shareholders”).

The Majority Shareholders agreed under the terms of the Voting Agreement, at every meeting of shareholders of the Issuer, however called, and at every adjournment or postponement thereof, or in connection with any written consent of the shareholders of the Issuer, each Shareholder shall, or shall cause the holder of record of such Shareholder’s Subject Shares on any applicable record date to, (i) appear at each such meeting or otherwise cause all of such Shareholder’s Subject Shares entitled to vote to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted all of such Shareholder’s Subject Shares entitled to vote at each such meeting or give written consent or cause written consent to be given for all such Subject Shares entitled to act by written consent (A) in favor of the adoption of the Merger Agreement and/or (B) against (x) any action or agreement that is in opposition to the Merger or that would reasonably be expected to impede, interfere with or prevent the Merger, including, but not limited to, any reorganization involving the Issuer or any subsidiary of the Issuer, (y) any Company Takeover Proposal (as defined in the Merger Agreement) and any action in furtherance of any Company Takeover Proposal (as defined in the Merger Agreement) and (z) any action, proposal, transaction or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Shareholder under the Voting Agreement.

Pursuant to the Voting Agreement, the Shareholders agreed that they will not while the Voting Agreement remains in effect, (i) transfer or enter into any agreement to transfer any of their Subject Shares, or any right or interest therein, except for certain permitted transfers, (ii) grant a proxy or power of attorney with respect to the Subject Shares with respect to certain matters described therein, (iii) deposit or permit the deposit of any of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Subject Shares with respect to certain matters described therein or (iv) take or permit any other action that would in any way restrict, limit or interfere with the performance of the Shareholder’s obligations thereunder.

The Voting Agreement terminates with respect to each Majority Shareholder on the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the consummation of the Merger, (iii) any change to the terms of the Merger without the prior written consent of such Shareholder and (iv) the mutual written consent of Parent and such Shareholder.

The foregoing description of the Voting Agreement does not purport to be a complete description and is qualified in its entirety by the terms of the Voting Agreement, a copy of which is attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed April 27, 2015, and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Clauses (a) and (b) of Item 5 of the Schedule 13D are amended and restated in their entirety as follows:

(a) and (b)

(i) Investor beneficially owns 23,384,095 shares of Common Stock, which represents 28.9% of the outstanding Common Stock (calculated based on 80,872,543 shares of Common Stock outstanding as of January 31, 2015 (as disclosed in the Form 10-K filed by the Issuer on February 9, 2015) (the “Calculation Method”));

(ii) Apax Europe VII-A, L.P. may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 5,559,556 shares of Common Stock, which represents 6.9% of the outstanding Common Stock (calculated based on the Calculation Method);

(iii) Apax Europe VII-B, L.P. may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 10,200,697 shares of Common Stock, which represents 12.6% of the outstanding Common Stock (calculated based on the Calculation Method);

(iv) Apax Europe VII-1, L.P. may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 260,962 shares of Common Stock, which represents 0.3% of the outstanding Common Stock (calculated based on the Calculation Method);

(v) Apax Europe VII GP L.P. Inc. is the general partner of the Apax VII Funds and, as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 16,021,215 shares of Common Stock, which represents 19.8% of the outstanding Common Stock (calculated based on the Calculation Method);

(vi) Apax Europe VII GP Co. Limited is the general partner of Apax Europe VII GP L.P. Inc., and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 16,021,215 shares of Common Stock, which represents 19.8% of the outstanding Common Stock (calculated based on the Calculation Method);

(vii) Apax Europe VI-A, L.P. may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 6,155,883 shares of Common Stock, which represents 7.6% of the outstanding Common Stock (calculated based on the Calculation Method);

(viii) Apax Europe VI-1, L.P. may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 7,434 shares of Common Stock, which represents 0.0% of the outstanding Common Stock (calculated based on the Calculation Method);

(ix) Apax Europe VI GP L.P. Inc. is the general partner of the Apax VI Funds and, as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 6,163,317 shares of Common Stock, which represents 7.6% of the outstanding Common Stock (calculated based on the Calculation Method);

(x) Apax Europe VI GP Co. Limited is the general partner of Apax Europe VI GP L.P. Inc., and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 6,163,317 shares of Common Stock, which represents 7.6% of the outstanding Common Stock (calculated based on the Calculation Method);

(xi) Apax Guernsey (Holdco) PCC Limited is the sole equity holder of each of Apax Europe VI GP Co. Limited, Apax

Europe VII GP Co. Limited and Apax US VII GP, Ltd., and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 23,384,095 shares of Common Stock, which represents 28.9% of the outstanding Common Stock (calculated based on the Calculation Method);

(xii) Apax US Fund may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 1,199,563 shares of Common Stock, which represents 1.5% of the outstanding Common Stock (calculated based on the Calculation Method);

(xiii) Apax US VII GP, L.P. is the general partner of the Apax US Fund and, as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 1,199,563 shares of Common Stock, which represents 1.5% of the outstanding Common Stock (calculated based on the Calculation Method); and

(xiv) Apax US VII GP, Ltd. is the general partner of Apax US VII GP, L.P., and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 1,199,563 shares of Common Stock, which represents 1.5% of the outstanding Common Stock (calculated based on the Calculation Method).

Neither the filing of the Schedule 13D (or any amendment or supplement thereto) nor any of its contents shall be deemed to constitute an admission by any Reporting Person other than Investor (solely with respect to the shares of Common Stock purchased from Sunil Wadhwani and Ashok Trivedi on May 8, 2012, the shares of Common Stock purchased from Phaneesh Murthy on March 6, 2013, the shares of Common Stock acquired by Investor on NASDAQ on February 11, 2013, February 12, 2013 and February 13, 2013, respectively, and the Common Stock received pursuant to the Conversion and Exchange) that it is the beneficial owner of any of the Series B Preferred Stock or Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Other than Investor, the Reporting Persons are not entitled to any rights as shareholders of the Issuer.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A hereto beneficially owns any Series B Preferred Stock or any Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Item 1, Item 2, Item 3, Item 4 and Item 5 of this Schedule 13D is hereby incorporated by reference in this Item 6.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated in its entirety as follows:

Exhibit 1	Joint Filing Undertaking, dated as of February 11, 2011, by and among the Reporting Persons, which amends and restates Exhibit 1 to the Original 13D in its entirety (incorporated by reference to Exhibit 1 of Amendment No. 1 filed by the Reporting Persons on May 19, 2011).

Exhibit 2	Amendment No. 1 to Joint Filing Undertaking, dated as of May 19, 2011, by and among the Reporting Persons (incorporated by reference to Exhibit 2 of Amendment No. 1 filed by the Reporting Persons on May 19, 2011).

Exhibit 3	Amendment No. 2 to Joint Filing Undertaking, dated as of December 19, 2011, by and among the Reporting Persons (incorporated by reference to Exhibit 3 of Amendment No. 2 filed by the Reporting Persons on December 19, 2011).

Exhibit 4	Amendment No. 3 to Joint Filing Undertaking, dated as of May 14, 2012, by and among the Reporting Persons (incorporated by reference to Exhibit 4 of Amendment No. 3 filed by the Reporting Persons on May 15, 2012).

Exhibit 5	Securities Purchase Agreement, dated as of January 10, 2011, by and among the Issuer and Investor (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on January 12, 2011).

Exhibit 6	Equity Commitment Letter, dated as of January 10, 2011, by and among the Issuer, Investor and the Apax Funds (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by the Issuer on January 12, 2011).

Exhibit 7	Statement with Respect to Shares of 8% Series B Convertible Participating Preferred Stock of the Issuer, dated as of January 31, 2011, filed by the Issuer with the Pennsylvania Corporation Bureau (incorporated by reference to Exhibit 10.3 of the Form 8-K filed by the Issuer on February 4, 2011).

Exhibit 8	Investment Rights Agreement, dated as of February 1, 2011, by and between the Issuer and Investor (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on February 4, 2011).

Exhibit 9	Amended and Restated Voting and Standstill Agreement, dated as of February 1, 2011, by and among the Issuer, Investor and the Shareholders (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by the Issuer on February 4, 2011).

Exhibit 10	Common Stock Purchase Agreement, dated as of May 1, 2012, by and among Investor and the Sellers (incorporated by reference to Exhibit 10 of Amendment No. 3 filed by the Reporting Persons on May 15, 2012).

Exhibit 11	Lock-up Agreement, dated as of April 30, 2012, by and between Investor and Jefferies (incorporated by reference to Exhibit 11 of Amendment No. 3 filed by the Reporting Persons on May 15, 2012).

Exhibit 12	Letter Agreement, dated as of May 14, 2012, by and between Investor and the Issuer (incorporated by reference to Exhibit 12 of Amendment No. 3 filed by the Reporting Persons on May 15, 2012).

Exhibit 13	Common Stock Purchase Agreement, dated as of March 6, 2013, by and between Investor and Mr. Murthy (incorporated by reference to Exhibit 10 of Amendment No. 3 filed by the Reporting Persons on April 3, 2013).

Exhibit 14	Conversion and Exchange Agreement, dated as of November 4, 2014, by and between Investor and the Issuer (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on November 4, 2014).

Exhibit 15	Merger Agreement, dated as of April 25, 2015, by and among Parent, Merger Sub and the Issuer (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by the Issuer on April 27, 2015).

Exhibit 16	Voting Agreement, dated as of April 25, 2015, by and among Parent, Merger Sub and the Majority Shareholders (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by the Issuer on April 27, 2015).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: April 28, 2014

VISCARIA LIMITED

By:	/s/ Vivesh Pillay
	Name:	Vivesh Pillay
	Title:	Director

APAX EUROPE VI-A, L.P.

By:	Apax Europe VI GP L.P. Inc.
Its:	General Partner

By:	Apax Europe VI GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

By:	/s/ Trina Le Noury
	Name:	Trina Le Noury
	Title:	Secretary

APAX EUROPE VI-1, L.P.

By:	Apax Europe VI GP L.P. Inc.
Its:	General Partner

By:	Apax Europe VI GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

By:	/s/ Trina Le Noury
	Name:	Trina Le Noury
	Title:	Secretary

SIGNATURE PAGE TO FORM 13D FILING

APAX EUROPE VII-A, L.P.

By:	Apax Europe VII GP L.P. Inc.
Its:	General Partner

By:	Apax Europe VII GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

By:	/s/ Trina Le Noury
	Name:	Trina Le Noury
	Title:	Secretary

APAX EUROPE VII-B, L.P.

By:	Apax Europe VII GP L.P. Inc.
Its:	General Partner

By:	Apax Europe VII GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

By:	/s/ Trina Le Noury
	Name:	Trina Le Noury
	Title:	Secretary

APAX EUROPE VII-1, L.P.

By:	Apax Europe VII GP L.P. Inc.
Its:	General Partner

By:	Apax Europe VII GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

By:	/s/ Trina Le Noury
	Name:	Trina Le Noury
	Title:	Secretary

SIGNATURE PAGE TO FORM 13D FILING

APAX US VII, L.P.

By:	Apax US VII GP L.P.
Its:	General Partner

By:	Apax US VII GP, Ltd.
Its:	General Partner

By:	/s/ Mitchell L. Truwit
	Name:	Mitchell L. Truwit
	Title:	CEO

APAX EUROPE VI GP L.P. INC.

By:	Apax Europe VI GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

APAX EUROPE VI GP CO. LIMITED

By:	Apax Europe VI GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

APAX EUROPE VII GP L.P. INC.

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

APAX EUROPE VII GP CO. LIMITED

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

APAX GUERNSEY (HOLDCO) PCC LIMITED

By:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director

SIGNATURE PAGE TO FORM 13D FILING

APAX US VII GP, L.P.

By:	Apax US VII GP, Ltd.
Its:	General Partner

By:	/s/ Mitchell L. Truwit
	Name:	Mitchell L. Truwit
	Title:	CEO

APAX US VII GP, LTD.

By:	/s/ Mitchell L. Truwit
	Name:	Mitchell L. Truwit
	Title:	CEO

SIGNATURE PAGE TO FORM 13D FILING

SCHEDULE A

Set forth below is the name, citizenship, business address and the present principal occupation or employment (and the name and, to the extent not provided in the Schedule 13D to which this Schedule A is attached, the principal business and address of any organization in which such employment is conducted) of each director and executive officer of the Reporting Persons who are corporations.

Name / Citizenship	Business Address	Entity / Present Principal Occupation or Employment
Devora Har-Tuv (United States and Israel citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited - Director

Vivesh Ramsamy Pillay (British citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited - Director

Sokratis Kominakis (Greek citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited - Director

Andreas Athinodorou (Cyprus citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited - Director

Alexis Xenophontos (British citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited - Director

Denise Fallaize (British citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Guernsey (Holdco) PCC Limited - Director Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director

Martin Halusa (Austrian citizen)	33 Jermyn Street London, SW1Y 6DN United Kingdom	Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director

Andrew Guille (British citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director Apax Guernsey (Holdco) PCC Limited - Director

David Staples (British citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director

Nicholas Kershaw (British citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director

Name / Citizenship	Business Address	Entity / Present Principal Occupation or Employment
Simon Cresswell (Australian citizen)	33 Jermyn Street London, SW1Y 6DN United Kingdom	Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director

Mitchell L. Truwit (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - CEO Apax Partners, L.P. - CEO

John F. Megrue (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - Vice President Apax Partners, L.P. - Vice President

William J. Gumina (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - Vice President Apax Partners, L.P. - Vice President

Jason Wright (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - Vice President Apax Partners, L.P. - Vice President

Alex Pellegrini (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - Vice President Apax Partners, L.P. - Vice President